UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                   No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In March 2011, sanofi-aventis issued the press releases attached hereto as Exhibits 99.1, 99.2 and 99.3 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated March 9, 2011: Composition of the Board of Director of sanofi-aventis

Exhibit 99.2	Press release dated March 10, 2011: Sanofi-aventis and Regeneron Report Top-line Results from Phase III Study with aflibercept (VEGF Trap) in Second-Line Non-Small Cell Lung Cancer

Exhibit 99.3	Press release dated March 11, 2011: Sanofi-aventis appoints Dr. Richard Klausner as Chairman of the Strategic Development and Scientific Advisory Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 16, 2011	SANOFI-AVENTIS

By	/S/ John Felitti
Name: John Felitti
Title: Associate Vice President, Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated March 9, 2011: Composition of the Board of Director of sanofi-aventis

Exhibit 99.2	Press release dated March 10, 2011: Sanofi-aventis and Regeneron Report Top-line Results from Phase III Study with aflibercept (VEGF Trap) in Second-Line Non-Small Cell Lung Cancer

Exhibit 99.3	Press release dated March 11, 2011: Sanofi-aventis appoints Dr. Richard Klausner as Chairman of the Strategic Development and Scientific Advisory Council